Results of the Extraordinary General Meeting of Shareholders of Woori Bank

The extraordinary general meeting of shareholders of Woori Bank, a wholly owned subsidiary of Woori Finance Holdings Co., Ltd., was held on April 1, 2013 and the agenda item listed below was approved and ratified as originally proposed

•	Agenda item: Report on the spin-off of Woori Bank’s credit card business